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ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8- 67283

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section ~~17 of the~~ Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/14 AND ENDING 6/30/15
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: White Oak Merchant Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC - 6 2017
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

WHITE OAK MERCHANT PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2015

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
White Oak Merchant Partners, LLC

We have audited the accompanying statement of financial condition of White Oak Merchant Partners, LLC (the "Company") as of June 30, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of White Oak Merchant Partners, LLC as of June 30, 2015, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

San Francisco, California
August 28, 2015

WHITE OAK MERCHANT PARTNERS, LLC
Statement of Financial Condition
June 30, 2015

Assets		
Cash	$	92,054
Other receivables		1,000
Prepaid expenses		137
Total assets	$	93,191
Liabilities and Members' Equity		
Accounts payable and accrued expenses	$	70,664
Members' equity		22,527
Total liabilities and members' equity	$	93,191

See Accompanying Notes to Statement of Financial Condition

WHITE OAK MERCHANT PARTNERS, LLC
Notes to Statement of Financial Condition
June 30, 2015

1. Business and Summary of Significant Accounting Policies

Business

White Oak Merchant Partners, LLC (the "Company") is a California Limited Liability Company formed on December 5, 2005. The Company is registered with the Securities and Exchange Commission as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

As a limited liability company, members' liability is limited to the amount reflected in their capital accounts.

Private Placement Revenue

Private placement transaction and service fee revenue includes fees from debt offerings and debt advisory in which the Company acts as a placement agent or advisor, respectively. Private placement transaction fee revenue is recorded upon completion of the transactions per the term of the agreements. Private placement service fee revenue is recorded when services are provided per the terms of the agreements.

Cash

The Company maintains its cash in bank deposit accounts with a commercial bank, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Income Taxes

The Company elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the members. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2010.

WHITE OAK MERCHANT PARTNERS, LLC
Notes to Financial Statements
June 30, 2015

1. Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2015, the Company had net capital of $21,390 which was $16,390 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 3.304 to 1. The Company claims an exemption from Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

4. Related Party Transactions

The Company had entered into an expense sharing agreement with an affiliate, White Oak Global Advisors, LLC ("WOGA"). Certain members and employees of WOGA provide services to the Company and certain members and employees of the Company provide services to WOGA. Effective January 1, 2011, WOGA has agreed to pay all operating costs attributable to the activities of the Company, including office rent, utilities, information technology infrastructure, printing fees, and telephone fees. The agreement provides for the Company to reimburse WOGA $5,500 per quarter for operating expenses and a pro-rata share of the salary for the employees shared by WOGA and the Company. In May 2014, the Company has agreed to pay additional $1,500 per quarter for information technology expenses.

4. Related Party Transactions(continued)

Effective August 2015, the Company has revised the previously entered into expense sharing agreement with an affiliate, White Oak Global Advisors, LLC ("WOGA"). Both WOGA and Company are wholly owned by White Oak Financial, LLC. Under the terms of this Agreement, WOGA has agreed to pay all operating costs attributable to the activities of the Company, including office rent, utilities, information technology infrastructure, printing fees, and telephone fees.

Expenses under the expense sharing agreement were $19,772 for the year ended June 30, 2015 and are recorded as general and administrative expenses and compensation as applicable. At June 30, 2015, the Company owes WOGA $57,597 under the expense sharing agreement which are recorded as accounts payable on the accompanying statement of financial condition.

Members' compensation represents discretionary payments made to former members for services rendered.

In August 2015, WOGA has agreed to forgive the debt owed by the Company in the amount of $57,597. This forgiveness is recorded as a capital contribution for the Company in August 2015.

The Company provides advisory and placement agent services to clients for private debt offerings where funds and separately managed accounts advised by WOGA may act as lenders to the Company's clients. During the year ended June 30, 2015, the Company earned service fees of $75,000 from advisory services to clients where separately managed accounts advised by WOGA are lenders to the Company's clients. These amounts represented approximately 64% of the total revenue.